









SOKO

Hi All,

As you know, I've been working at SOKO, an ethical, social impact jewelry brand based in Kenya, and I've loved being a part of the growth and evolution of this small but mighty organization! Since inception, we've stayed true to our mission: using mobile technology to connect independent artisans in Kenya to the global market to positively impact the lives of one of the most marginalized communities in the world.

SOKO is working to end the cycle of poverty. By leveraging the power of business, we are building a more inclusive and sustainable economy to help solve some of the social challenges the artisan workforce faces today. The artisans who hand make our jewelry earn almost 5X more than what they would earn in the local market, which they can reinvest in their own communities.

Throughout COVID, our customers stuck with us because they believe in the product and more importantly, they believe in our mission. To continue building and serving our customers, we are raising $1 million in capital through Wefunder, a crowdfunding service that connects startups with investors enabling them to purchase equity in early-stage private companies. Mirroring the way we crowdsource the production of our jewelry, we've made the decision to crowdsource raising capital. Through Wefunder, we're able to extend this opportunity to friends, family and a network of angel investors who believe in us.

We know:

- We have a brilliant brand with tremendous growth potential.
- Your investment will help us continue to grow our business while ensuring we strategically balance purpose with profit.
- Financial inclusion and economic independence are the keys to lasting impact and change.

I hope you'll consider investing in this incredible team, business, and mission at SOKO. If you can share this message with others I'd love that as well!

Thanks,

ESSENCE
GIFT GUIDE
Michelle Obama
OPENS UP

JOY
Mourning
Here's to Life

Style driven by a greater social purpose.

SOKO

1242 Market Street San Francisco, CA 94102

No longer want to receive these emails? You can unsubscribe here.

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.







SOKO

Ethical Summer:
Fashion, Wellness &
Beauty Sweepstakes

We are excited to give one lucky winner the following prizes:

A $300 gift card to Sapahn
A $250 gift card to SOKO
$120 towards Panda sunglasses
$150 gift card to AUrate New York
$250 gift card to Windward
Yuve Vegan Supplements valued at $250
Full suite of Circumference Products valued at $540

ENTER NOW

sapahn AURATE SOKO panda
Windward yuve Circumference

New Arrivals

Earrings

Rings

Necklaces

Bracelets

Sale

Certified B Corporation

Style driven by a greater social purpose.

SOKO

1242 Market Street San Francisco, CA 94102









SOKO

We're Fundraising

Be a Part of Our Growth

INVEST ON WEFUNDER

What You Need to Know

We're a social impact jewelry brand and tech-manufacturing platform built to connect artisans in Kenya to the global market. Since we started, we've stayed true to our mission: to reduce inequality and poverty through the creation of high-quality jobs with dignity and purpose.

Make an Impact

Through job creation, we can build a more inclusive and sustainable economy to resolve the challenges our world faces today. Financial inclusion and economic sovereignty are the keys to lasting impact and change. Your support has the potential to change the cycle of poverty—to change lives and change the world.

What We are Doing

Our goal is to raise $1 million in capital through Wefunder, a crowdfunding equity platform that allows us to extend this opportunity to our community, our supporters, and a network of investors who believe in us.

Next Steps

Having worked together previously, we hope you'll consider investing in our mission and the incredible team that we've built at SOKO. If you feel compelled to do so, please share this message with others.

LEARN MORE ABOUT THIS OPPORTUNITY ON WEFUNDER

Your support means everything.

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

New Arrivals

Earrings

Rings

Necklaces

Bracelets

Sale

Certified B Corporation

Style driven by a greater social purpose.

SOKO

1242 Market Street San Francisco, CA 94102

No longer want to receive these emails? You can here.